                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


NAME OF ISSUER                Acres Gaming Incorporated

TITLE OF CLASS OF SECURITIES       Common

CUSIP NUMBER                  004936100


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 6 pages.

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                                13G

CUSIP No. 004936100                               Page 2 of 6 Pages
----------------------------------------------------------------
1.   Name of reporting person
     S.S. or I.R.S. identification no. of above person

        John F. Acres
        SSN ###-##-####
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2.   Check the appropriate box if a member of a group*
     (a)(   )       (b)(   )
----------------------------------------------------------------
3.   SEC use only

----------------------------------------------------------------
4.   Citizenship or place of organization

        United States of America
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Number of Shares Beneficially Owned by Each Reporting Person
With:

        5.   Sole Voting Power

                -0- shares
        -----------------------------
        6. Shared Voting Power

                1,848,866 shares
        -----------------------------
        7.   Sole Dispositive Power

                -0- shares
        -----------------------------
        8.   Shared Dispositive Power

                1,848,866 shares
-----------------------------------------------------------------
9.   Aggregate amount beneficially owned by each reporting person

        1,848,866 shares
-----------------------------------------------------------------
10. Check box if the aggregate amount in row (9) excludes certain shares* (X)

        Does not include 279,432 shares held by the Reporting
        Person's children and by another as custodian for the Reporting Person's children. The Reporting Person disclaims beneficial ownership of said shares.

-----------------------------------------------------------------
11.     Percent of class represented by amount in row 9

        20.7%
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12.     Type of Reporting person*

        IN
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page 2 of 6 pages

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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934



Item 1(a)  Name of Issuer:

                Acres Gaming Incorporated


Item 1(b)  Address of Issuer's Principal Executive Offices:

                815 NW Ninth Street, Corvallis, OR 97330,


Item 2(a)  Name of Person Filing:

                John F. Acres

Item 2(b)  Address of Principal Business Office or, if none, Residence:

                815 NW Ninth Street
                Corvallis, Oregon 97330


Item 2(c)  Citizenship:

                United States of America


Item 2(d)      Title of Class of Securities:

                Common, $.01 par value


Item 2(e)      Cusip Number:

                004936100

page 3 of 6 pages

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Item 3.   If this statement is filed pursuant to Rules 13d-1(b),
          or 13d-2(b), check whether the person filing is a:


(a)(   )  Broker or Dealer registered under Section 15 of the Act


(b)(   )  Bank as defined in Section 3(a)(6) of the Act


(c)(   )  Insurance Company as defined in Section 3(a)(19) of the
          Act


(d)(    ) Investment Company registered under Section 8 of the
          Investment Company Act


(e)(   )  Investment Adviser registered under Section 203 of the
          Investment Advisers Act of 1940


(f)( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
          Security Act of 1974 or Endowment Fund; see (Section
          240.13d-1(b)(1)(ii)(F)


(g)(   )  Parent Holding Company, in accordance with Section
          240.13d-1(b)(ii)(G)


(h)(   )  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


Item 4.  Ownership

(a)  Amount Beneficially Owned:         *1,848,866

(b)  Percent of Class:                  20.7%

(c)  Number of shares as to which such person has:

        (1)  sole power to vote or to direct the vote:

                -0- shares

        (2)  shared power to vote or to direct the vote:

                *1,848,866 shares

        (3)  sole power to dispose or to direct the disposition of:

                -0- shares

        (4)  shared power to dispose or to direct the disposition of:

                *1,848,866 shares

        * Does not included 279,432 shares held by the Reporting
        Person's children and by another as custodian for the Reporting Person's children. The Reporting Person disclaims beneficial ownership of said shares.

page 4 of 6 pages

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Item 5.   Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date thereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6. Ownership of More than Five/Ten Percent on Behalf of Another Person:

        Not applicable.


Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.


Item 8. Identification and Classification of Members of the Group:

        Not applicable.


Item 9.   Notice of Dissolution of Group:

        Not applicable.


Item 10.  Certification.

        Not applicable.

page 5 of 6 pages

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                                SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 11, 1999               /s/ John F. Acres
                                        --------------------------
                                        John F. Acres, by Robert W.
                                        Brown, Attorney in Fact

page 6 of 6 pages